Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 28, 2016 relating to the consolidated financial statements of Banro Corporation and subsidiaries (“Banro”) (which report expresses an unmodified opinion and includes an emphasis of matter paragraph regarding Banro’s ability to continue as a going concern) and the effectiveness of Banro’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Banro for the year ended December 31, 2015.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 28, 2016